Exhibit 99.1

Tantech Holdings Ltd. to hold Annual Meeting of Shareholders on December 7, 2018

LISHUI, China, October 15, 2018 /PRNewswire/ -- Tantech Holdings Ltd. (TANH) ("Tantech" or the "Company"), a leading clean energy company in China, today announced that it plans to hold its 2018 Annual Meeting of Shareholders on December 7, 2018, at 10:00 A.M., local time, at the Company’s office at No. 10 Cen Shan Road, Shuige Industrial Zone, Lishui City, Zhejiang Province, PRC. Shareholders as of the record date, close of business on November 5, 2018, will be entitled to vote at the meeting.

Although the Company does not provide its shareholders with any right to put any proposals before annual general meetings, any shareholder may submit a proposal to the Company for consideration of inclusion in a proxy statement. The Company has determined that October 22, 2018 should be the deadline for receipt of proposals. Such proposals by mails should be delivered to: Tantech Holdings Ltd, c/o Zhejiang Forest Bamboo Technology Co., Ltd., No. 10 Cen Shan Road, Shuige Industrial Zone, Lishui City, Zhejiang Province, PRC 323000, Attention: Corporate Secretary. Proposals by email should be sent to tantech@tantech.cn.

About Tantech Holdings Ltd.

Established in 2001 and headquartered in Lishui City, Zhejiang Province, China, Tantech Holdings Ltd., together with its subsidiaries, develops and manufactures bamboo-based charcoal products, including a variety of branded consumer products and electric double-layer capacitor ("EDLC") carbon products for industrial energy applications. The Company aims to transform itself from a bamboo-based charcoal products producer to a vertically integrated company along the EDLC Carbon - power battery - specialty new energy vehicle value chain. For more information please visit: http://www.tantechholdings.com.

Forward-Looking Statements

This news release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulations, and other risks contained in reports filed by the company with the Securities and Exchange Commission. All such forward-looking statements, whether written or oral, and whether made by or on behalf of the Company, are expressly qualified by this cautionary statement and any other cautionary statements which may accompany the forward-looking statements. In addition, the Company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

For more information please contact:

Tantech Holdings Ltd.
Ms. Ye Ren
IR Manager
+86-578-261-2869
ir@tantech.cn